SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 000-21571

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc. 401(k) Savings Plan

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Report of independent registered public accounting firm
Financial statements:
Statements of net assets available for benefits
Statements of changes in net assets available for benefits
Notes to financial statements

Supplemental schedule:
Schedule of assets held for investment purposes at end of year
Schedule of non-exempt transactions

Signature

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of non-exempt transactions, for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, NY
June 28, 2006

MONSTER WORLDWIDE, INC
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005		2004
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$868,011		$422,630
AIM Mid Cap Core Equity Fund	1,325,254		887,922
Laudus International MarketMasters Fund	7,010,935	*	5,355,863	*
Jensen Portfolio	3,296,867		2,985,963
Julius Baer International Equity Fund	2,489,756		782,963
Oakmark Equity Income Fund	4,466,458		3,325,708
Oakmark Fund	11,394,449	*	12,895,501	*
PIMCO Total Return Fund	3,344,904		3,140,790
Royce Total Return Investment Fund	1,213,457		590,530
Schwab S&P 500 Investor SHS	11,369,059	*	11,318,444	*
Third Avenue Value Fund	12,547,428	*	10,271,856	*
Common/collective trusts:
Schwab Stable Value Fund	10,430,977	*	9,960,714	*
Schwab Managed Retirement Funds	4,324,180		2,644,447
Securities:
Hudson Highland Group Stock Fund	1,164,396		1,237,794
Monster Worldwide 401(k) Equity Unit Fund**	26,535,234	*	25,882,543	*
Participant loans	989,924		1,068,110
Personal Choice Retirement Accounts	757,658		371,925
Total investments	103,528,947		93,143,703

Receivables:
Participants’ contributions	354,085		382,983
Employers’ contributions	1,005,246		741,190
Employer qualified non-elective contribution receivable	646		1,781
Interest on loans and dividends	17,252		13,600
Total receivables	1,377,229		1,139,554
Total assets	104,906,176		94,283,257

Liabilities
Accrued expenses	56,707		94,964
Net assets available for benefits	$104,849,469		$94,188,293

*                    Represents 5% or more of the net assets available for benefits.

**             Includes $443,619 and $300,591 of non-participant directed investments as of December 31, 2005 and 2004, respectively (see Note 4).

See accompanying notes.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2005	2004
Additions:

Interest, capital gains and dividends	$2,065,140	$845,197
Contributions:
Participants	12,363,907	10,599,282
Employer	4,077,667	2,876,063
	16,441,574	13,475,345
Rollovers in participant balances	1,851,856	961,266
Assets transferred into Plan	329,165	531,022
Net appreciation in fair value of investments	7,613,381	15,495,129
Total additions	28,301,116	31,307,959

Deductions:

Assets transferred out of Plan	2,089,256	2,310,819
Benefits paid to participants	15,343,636	9,050,214
Administrative expenses	207,048	426,516
Total deductions	17,639,940	11,787,549

Net increase	10,661,176	19,520,410
Net assets available for benefits, beginning of year	94,188,293	74,667,883
Net assets available for benefits, end of year	$104,849,469	$94,188,293

See accompanying notes.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).

General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 3% of employees’ eligible compensation (2% during the 2004 Plan Year) within limits established by ERISA. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. Eligible employees may enter the Plan on the first of the month coinciding with or following their employment commencement date, with certain exceptions for employees of entities acquired by Monster Worldwide. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Previous Amendments to the Plan

From 1992 through 2003 there were amendments to the Plan affecting vesting, eligibility, employee coverage, compensation and the source of matching funds. In addition, certain amendments conformed retirement plans of previously acquired companies to the Monster Worldwide Plan. The description of the Plan has been modified to include these restatements and amendments. Effective January 1, 2003, the Plan was amended to incorporate terms and provisions of the model amendment issued by the Internal Revenue Service in connection with the final regulations concerning the minimum distribution requirements. As of April 1, 2003, the Plan was amended and restated, primarily to reflect the spin-off of the eResourcing and Executive Search divisions of Monster Worldwide to form Hudson Highland Group, Inc. (“HH Group”), a new publicly traded corporation.

The Plan, as amended and restated reflects the allocation of the HH Group common stock distributed to the Plan’s Trust on the effective date of the spin-off to eligible participants’ accounts. Participants with account balances invested in the Monster Worldwide Stock Fund received an allocation of the HH Group stock distributed to the Plan in the spin-off. The HH Group stock is held in a grandfathered stock fund established in the Plan; participants may transfer out of the grandfathered fund but may not invest new contributions in, or make transfers into the grandfathered account.

Plan Amendments During the Year Ended December 31, 2004

Effective January 1, 2004, the Plan was amended to (a) eliminate the 90-day eligibility waiting period, (b) permit participant contributions of up to 30% of eligible compensation (subject to all applicable legal requirements), (c) provide for matching contributions to be funded on a quarterly basis, and (d) permit participants with at least two years of service to redirect all or a portion of their holdings in employer securities that were received through the employer’s matching contribution to any other alternative investments in the fund. On August 1, 2004, the Plan was amended to reflect an acquisition completed in March 2004.

Plan Amendments During the Year Ended December 31, 2005

On January 1, 2005, the Plan was amended to (a) provide for the automatic enrollment of new hires, (b) increase the amount of employer matching contributions (see “Contributions” below), (c) provide for employer matching contributions and profit sharing contributions to vest at the rate of 25% per year, with full vesting to occur after four years of service, and (d) to allow a participant to diversify the investment of employer matching contributions made to the Plan on his behalf after one year of service. Effective March 28, 2005, the Plan was amended to provide for mandatory automatic distributions into an individual retirement account, if a participant’s vested account value is not less than $1,000 and does not exceed $5,000. In addition, on January 1, 2005, the Plan was amended to reflect an acquisition that was completed in 2004.

Plan Amendments Subsequent to December 31, 2005

Effective January 1, 2006 the Plan was amended to increase the limit on participant contributions to 50% of eligible compensation (subject to all applicable legal requirements).

On March 23, 2006, the Plan was amended to provide for automatic enrollment of employees hired after April 1, 2006 at a pre-tax salary contribution rate of 6% of eligible compensation (an increase from 3% of eligible compensation in 2005). In addition, the plan was amended to clarify certain existing provisions relating to the administration of the Plan’s employer matching contribution feature.

Contributions

Beginning January 1, 2004, participating employees were given the option to make elective contributions of up to 30% of their compensation, as defined, subject to the limit of Internal Revenue Code Section 402(g) ($14,000 for 2005 and $13,000 for 2004). Eligible newly hired employees who begin employment on or after January 1, 2005 are deemed to have entered into a salary reduction agreement and automatically are enrolled to make elective contributions to the Plan in an amount equal to 3% of their eligible Compensation, effective as of the first payroll period coinciding with or following the 45-day period following their employment commencement date. Eligible employees may change the amount of their elective contribution at any time subsequent to their automatic enrollment.

Participating employers make matching contributions equal to 50% of the participating employees’ elective contributions, but not more than 6% of their eligible compensation (not more than 2% of eligible compensation in 2004). The employer’s matching contribution is generally made by the Company issuing Monster Worldwide, Inc. common stock to the Plan’s Monster Worldwide 401(k) Equity Unit Fund (“Monster Worldwide Stock Fund”).  A participating employee who made an elective contribution was only eligible for an employer matching contribution if the employee was employed by the employer on the last day of each calendar quarter or if the employee retired, died or incurred a disability during the Plan year. The Plan also allows the employer to make additional matching contributions on behalf of non-highly compensated employees as necessary to satisfy applicable discrimination requirements. The employer may make discretionary non-elective contributions, which are allocated, in the same ratio as each participant’s compensation bears to the total compensation of all participants for the Plan year.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices, which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the individual’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay Plan expenses and any excess may be applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account and forfeits the non-vested portion of the matching contribution in their account. If a terminated participant resumes employment with the employer within five years of their termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested accounts totaled $448,192 and $313,221 at December 31, 2005 and 2004, respectively. Plan expenses in the amount of $236,538 and $388,367 were paid with forfeitures during the years ended December 31, 2005 and 2004, respectively.

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Effective January 1, 2005, vesting begins with the completion of a period of service of one year, at the rate of 25% and increased 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as defined. For the Plan Year ending December 31, 2004, vesting began with the completion of a period of service of two years, at the rate of 40% and increased 20% for each subsequent year until full vesting was achieved with a period of service of five or more years, except for merging plans, as defined. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Monster Worldwide, Inc. 401(k) Savings Plan.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. The portion of a participant’s vested account attributable to benefits from a merged plan, however, is subject to specific rules, including a withdrawal of all or a portion of the participant’s account after the attainment of age 59 1/2. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Participant Loans

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, for employees, will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts. The Employer’s Stock Fund (employer matching contribution) may not be used as a source for participant loans.

Administrative Expenses

The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Employer’s Stock Fund.

Risks and Uncertainties

The Plan provides for participant investment options; participants can invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefits are recorded when paid.

3. Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2005 and 2004, as follows:

	December 31,
	2005	2004
Mutual funds	$2,106,609	$5,373,090
Common/collective trusts	685,310	622,065
Securities	4,822,976	9,489,100
Personal Choice Retirement Accounts	(1,514)	10,874
Total	$7,613,381	$15,495,129

As a result of acquisitions, the Plan sponsor merged into the Plan, the retirement plans of one entity in each of 2005 and 2004 having total assets of $329,165 and $531,022, respectively.

The Plan sponsor transferred total assets of $2,089,256 and $2,310,819 out of the Plan for the years ended December 31, 2005 and 2004, respectively.

4.  Non-participant directed investments

Non-participant directed investments included in the Plan’s net assets as of December 31, 2005 and 2004 totaled $443,619 and $300,591, respectively. Plan participants were given the option to re-direct all or a portion of employer matching contributions, provided that they have at least two years of service. Changes in the non-participant directed investments are as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Contributions	$694,439	$796,745
Net transfers out	(602,265)	(12,728,869)
Forfeitures, withdrawals and other	(55,968)	(124,724)
Net appreciation	106,822	286,870
Change in non-participant directed investments	$143,028	$(11,769,978

5.  Income Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan, as amended and restated effective April 1, 2003, and as subsequently amended under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.  Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

7.  Termination

Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

8.  Amounts Due to Participants and Amounts Due From Employer

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2005 and 2004, the Plan has recorded a contribution receivable of $646 and $1,781, respectively, due from the employer, as a result of non-discrimination testing related to the 2005 and 2004 plan year.

9.  Delinquent Remittances

During the year ended December 31, 2005, Monster Worldwide made Plan remittances that were not considered timely. As a result, Monster Worldwide expects to make remittances under the DOL’s Voluntary Fiduciary Correction Program (VFCP) to restore any affected participants for any lost earnings as follows:

Participant Contributions Transferred Late to Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP	Amounts Pending Correction or in VFCP	Total Fully Correcte Under VFCP
$19,750	$19,750	$—	$—	$—

10.  Supplemental Information

During the period from January 1, 2004 to December 31, 2005, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 13-3906555                        Plan No. 002

December 31, 2005
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
	Mutual funds:
	American Century Inflation — Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	868,011
	AIM Mid Cap Core Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,325,254
	Laudus International MarketMasters Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	7,010,935
	Jensen Portfolio	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,296,867
	Julius Baer International Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,489,756
	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,466,458
	Oakmark Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,394,449
	PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,344,904
	Royce Total return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,213,457
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,369,059
	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,547,428
	Common/collective trusts:
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	10,430,977
*	Schwab Managed Retirement Funds	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,324,180
	Securities:
	Hudson Highland Group Stock Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,164,396
*	Monster Worldwide 401(k) Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	16,237,176	26,535,234
*	Participant loans	Generally 5 years, at the prevailing interest rate as determined by the Plan’s Administrator, collateralized by participant’s account balance. Interest rate ranges from 4.0% to 8.0%.	—	989,924
	Personal Choice Retirement	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	757,658
	Total			$103,528,947

*              A party-in-interest as defined by ERISA.

**           The cost of participant-directed investments is not required to be disclosed.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Schedule of Non-exempt Transactions for the Year Ended December 31, 2005

EIN: 13-3906555                        Plan No. 002

(a) Identity of Party Involved	(b) Relationship to Plan Employees or Other Party In Interest	(c) Description of Transaction	(d) Value as of Transaction Date

Monster Worldwide, Inc.	Plan Sponsor	Remittance of employee withholdings exceeded the allowable timeframe	$19,750

Financial Statements and Exhibits

(A)

Financial Statements:

Financial Statements of Monster Worldwide, Inc. 401(k) Savings Plan for the years ended December 31, 2005 and 2004

(B)

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide 401(k) Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE 401(k) SAVINGS PLAN

June 28, 2006	By:	/s/ ANDREW J. MCKELVEY
Andrew J. McKelvey
Chief Executive Officer, Monster Worldwide, Inc